

March 22, 2022

William B. Stilley
Chief Executive Officer
ADIAL PHARMACEUTICALS, INC.
1180 Seminole Trail, Suite 495
Charlottesville, VA 22901

> **Re: ADIAL PHARMACEUTICALS, INC.**
> **Registration Statement on Form S-3**
> **Response dated March 9, 2022**
> **File No. 333-263037**

Dear Mr. Stilley:

We have reviewed your response dated March 9, 2022 and have the following comment. In our comment, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to the comment, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our March 7, 2022 letter.

Correspondence dated March 9, 2022

General

1. We note your response to comment 1, which we reissue. Because the aggregate number of shares sold by you to the selling stockholder in the registered direct offering and the private placement exceeds the limitation in General Instruction I.B.6, it does not appear you are eligible to rely on Instruction I.B.3 to Form S-3 to register the resale of the common stock underlying the warrants. We note you have provided information related to the calculation of public float on dates in September 2021. Please provide your analysis supporting your eligibility to conduct the offering that closed on February 15, 2022 pursuant to Instruction I.B.1 of Form S-3 given that you updated your Form S-3 (333-237793) for purposes of Securities Act Section 10(a)(3) when you filed your annual report

on Form 10-K for fiscal year ended December 31, 2020 on March 22, 2021. For guidance, refer to Securities Act Forms Compliance and Disclosure Interpretations Questions 114.02, 114.04 and 116.07.

Please contact Christine Westbrook at 202-551-5019 or Celeste Murphy at 202-551-3257 with any questions.

Sincerely,

Division of Corporation Finance
Office of Life Sciences

cc: Leslie Marlow, Esq.